THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                           268613-205
---------------------------------------------------------------
                         (CUSIP Number)

                       Alexander M. Milley
      115 East Putnam Avenue, Greenwich, Connecticut 06830
                         (203) 661-7800
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       September 15, 1993
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D
CUSIP No.   268613-205                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      PF & N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   934,653*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               934,653*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      934,653*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
* Includes (i) shares held by other persons joining in this filing and (ii) shares that Mr. Milley or certain other persons joining in this filing have the right to acquire.
   Does not include 22,500 shares purchasable upon exercise of options exercisable after March 8, 1994. See item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Milley Management Incorporated
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   287,366*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               287,366*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,366*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.1%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
* Includes (i) shares that Milley Management Incorporated has the right to acquire and (ii) shares held by another person joining in this filing. See item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

* Consists entirely of shares ELX Limited Partnership has the right to acquire. See item 5 hereinbelow.

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cadmus Corporation
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   18,081
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               18,081
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,081
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Winchester National, Inc.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   37,273
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               37,273
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      37,273
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.7%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 7 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Winter Pond Partners, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   80,014
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               80,014
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,014
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

PAGE

     Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), and Winchester National, Inc., a Delaware corporation ("WNI"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), and the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer"). In addition, Winter Pond Partners, L.P., a Delaware limited partnership ("Winter Pond"), is joining in this Amendment No. 5.

     This Amendment No. 5 is being filed in order to report (i) the grant to AMM by the Issuer of a nonqualified stock option to purchase 7,500 shares of Common Stock pursuant to the Issuer's 1993 Incentive Stock Option Plan (the "Nonqualified Stock Option Grant"); (ii) the grant to AMM by the Issuer of a qualified stock option to purchase 15,000 shares of Common Stock pursuant to the Issuer's 1993 Incentive Stock Option Plan (the "Qualified Stock Option Grant" and, together with the Nonqualified Stock Option Grant, the "Option Grants") ; and (iii) the purchase by Winter Pond of 80,014 shares of Common Stock.

     Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to AMM, MMI, ELX, Cadmus, WNI or Winter Pond (the "Amendment No. 5 Filers"). Items and sub-items not expressly addressed herein are inapplicable with respect to the Amendment No. 5 Filers, or the responses to them with respect to the Amendment No. 5 Filers either are negative or have not changed from those of the Amended Statement.

Item 2.   Identity and Background

     Winter Pond is a Delaware limited partnership the principal business of which is acquiring, owning and holding shares of the Common Stock of the Issuer. The address of Winter Pond's principal business and office is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

     AMM, a United States citizen, is the sole general partner of Winter Pond. AMM's present principal employment is serving as Chairman of the Board, President and Chief Executive Officer of the Issuer. AMM's and the Issuer's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The Issuer, through its subsidiary, currently owns and operates 35 Bickford's and two Howard Johnson's family restaurants located in New England and is also a leading manufacturer of video inspection and repair equipment serving the wastewater and environmental industries.

     During the last five years, neither Winter Pond nor AMM (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of the funds for Winter Pond's purchase of 80,014 shares of the Common Stock of the Issuer, totalling $320,056, was capital contributions made to Winter Pond by its partners.

Item 4.   Purpose of Transaction

     Option Grants to AMM. On September 8, 1993 the Issuer granted certain nonqualified stock options to its Directors and certain qualified stock options to its corporate management pursuant to its 1993 Incentive Stock Option Plan. Both the nonqualified and the qualified stock options are options exercisable after March 8, 1994 and expiring on September 8, 2003 to purchase shares of Common Stock at a price of $5.375 per share. The total number of shares of Common Stock granted pursuant to the 1993 Incentive Stock Option Plan is 132,500 shares. Of this, AMM's Nonqualified Stock Option Grant covers 7,500 shares and his Qualified Stock Option Grant covers 15,000 shares. These stock option grants are intended to establish as close an identity as feasible between the interests of the Issuer and those of selected directors, officers and key employees of the Issuer and also to attract, retain, motivate and reward persons of superior ability, training and experience.

   Winter Pond's Purchase. On July 7, 1993 the Issuer commenced an odd-lot tender offer with respect to its Common Stock (i.e., an offer to purchase Common Stock from stockholders holding less than 100 shares) at a price of $4.00 per share (the "Odd-Lot Tender Offer"). When the Board of Directors of the Issuer authorized the Odd-Lot Tender Offer prior to its commencement, it authorized the Issuer to assign its rights to purchase any shares of Common Stock tendered in the Odd-Lot Tender Offer to Winter Pond in the event that certain amendments to or waivers with respect to the Issuer's bank credit agreement necessary or desirable in connection with such purchases were not obtained or if it was determined by AMM, in his capacity as President of the Issuer, that the Issuer could not or should not effect such purchases. Such determination having been made, the rights to purchase the 80,014 shares of Common Stock tendered in the Odd-Lot Tender Offer were effectively assigned by the Issuer to Winter Pond. Winter Pond thereupon purchased such shares in order that tendering stockholders could receive the payments to which they were entitled in the Odd-Lot Tender Offer. The Odd-Lot Tender Offer expired September 28, 1993.

   (a) From time to time after the date hereof any one or more of AMM, MMI, ELX, Cadmus, WNI and Winter Pond may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock) ; however, there are currently no definitive plans or proposals to do so.

Item 5.   Interest in Securities of the Issuer

     (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 934,653. Of these shares: (i) 20,000 are outstanding shares held directly by AMM; (ii) 30,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM; (iii) 50,023 are outstanding shares held by MMI; (iv) 219,262 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; (v) 369,800 are purchasable upon exercise of presently exercisable options on outstanding shares granted by The Airline Group L.P. and held by ELX; (vi) 110,200 are purchasable upon exercise of presently exercisable options on outstanding shares granted by Continental Illinois Equity Corporation and held by ELX; (vii) 18,081 are outstanding shares held by Cadmus; (viii) 37,273 are outstanding shares held by WNI; and (ix) 80,014 are outstanding shares held by Winter Pond. On a percentage basis these shares represent approximately 15.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The above numbers exclude 22,500 shares of Common Stock purchasable upon exercise of the options granted under the Option Grants. AMM will not be deemed the beneficial owner of these shares, as that term is defined in Rule 13d-3 (d) (1) (i) under the Exchange Act, until sixty days before March 8, 1994, i.e., the date after which these options are exercisable. See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX, Cadmus, WNI and Winter Pond.

     MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 287,366. Of these shares: (i) 50,023 are outstanding shares held directly by MMI; (ii) 219,262 are purchasable upon exercise of presently exercisable warrants issued, by the Issuer and held directly by MMI; and (iii) 18,081 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 5.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 480,000. Of these shares: (i) 369,800 are purchasable upon exercise of presently exercisable options on outstanding shares granted by The Airlie Group L.P. and held directly by ELX; and (ii) 110,200 are purchasable upon exercise of presently exercisable options on outstanding shares granted by Continental Illinois Equity Corporation and held directly by ELX. On a percentage basis these shares represent approximately 8.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 18,081, consisting entirely of outstanding shares held directly by Cadmus. On a percentage basis these shares represent approximately 0.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     WNI. The aggregate number of shares of Common Stock beneficially owned by WNI is 37,273, consisting entirely of outstanding shares held directly by WNI. On a percentage basis these shares represent approximately 0.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Winter Pond. The aggregate number of shares of Common Stock beneficially owned by Winter Pond is 80,014, consisting entirely of outstanding shares held directly by Winter Pond. On a percentage basis these shares represent approximately 1.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     (b) Each of AMM, MMI, ELX, Cadmus, WNI and Winter Pond has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amendment No. 5 Filer. AMM's beneficial ownership of shares held (or subject to warrants or options held) by (i) MMI arises solely from his capacity as director, President and sole stockholder thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, (iii) Cadmus arises solely from his capacity as director, President and (through his 100% ownership of MMI) controlling shareholder thereof, (iv) WNI arises solely from his capacity as director, President and sole stockholder thereof, and
(v) Winter Pond arises solely from his capacity as sole general partner thereof; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as held directly by MMI, ELX, Cadmus, WNI or Winter Pond. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as the controlling shareholder thereof. This filing shall not be construed as an admission that MMI, ELX, Cadmus, WNI or Winter Pond is, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as held directly by any other Amendment No. 5 Filer, and each of MMI, ELX, Cadmus, WNI and Winter Pond hereby disclaims beneficial ownership of such shares.

     (c) Reference is hereby made to the discussions of the Option Grants and Winter Pond's purchase of Common Stock pursuant to the Odd-Lot Tender Offer set forth in Item 4 above, which discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     The Nonqualified Stock Option Grant is governed by the terms of a 1993 Incentive Stock Option Plan Option Grant, dated September 8, 1993 (the "Nonqualified Stock Option Agreement"), from the Issuer to AMM. The Nonqualified Stock Option Agreement is attached hereto as Exhibit B and its terms are incorporated herein by reference. The Nonqualified Stock Option Agreement permits AMM to purchase up to 7,500 shares of Common Stock at a price of $5.375 per share. This nonqualified stock option becomes exercisable after March 8, 1994 and expires on September 8, 2003.

     The Qualified Stock Option Grant is governed by the terms of a 1993 Incentive Stock Option Plan Option Grant, dated September 8, 1993 (the "Qualified Stock Option Agreement"), from the Issuer to AMM. The Qualified Stock Option Agreement is attached hereto as Exhibit C and its terms are incorporated herein by reference. The Qualified Stock Option Agreement permits AMM to purchase up to 15,000 shares of Common Stock at a price of $5.375 per share. This qualified stock option becomes exercisable after March 8, 1994 and expires on September 8, 2003.

     The following is a brief description of the terms of both the Nonqualified Stock Option Agreement and the Qualified Stock Option Agreement. AMM may exercise the stock option in question by delivery of a written notice to a designated officer of the Issuer. Unless the shares acquired upon exercise have been registered under the Securities Act of 1933, AMM shall provide the Issuer with a letter to the effect that the shares are being purchased for his own account for investment and not with a view to distribution or resale, and to such other effects as the Issuer deems necessary to comply with Federal and state securities laws. The option price payable on exercise may be paid in cash, by delivery and assignment to the Issuer of securities of the Issuer owned by AMM or by a combination of these; alternatively, AMM may purchase the shares through a "cashless" exercise. The Issuer's obligation to deliver the shares of Common Stock upon exercise of the option shall be subject to AMM's satisfaction of all applicable Federal, state and local tax withholding obligations. The option may not be transferred by AMM except by will or the laws of descent and distribution. If AMM ceases to be eligible to exercise the option, the option may nevertheless be exercised within ninety days of his becoming ineligible if the Issuer consents thereto in writing or if AMM became ineligible through retirement. In the event of AMM's death or disability, the option may be exercised by AMM's executor or heir within the one-year period following his death or disability.

     The provisions of the Nonqualified Stock Option Agreement and the Qualified Stock Option Agreement are subject to the terms and conditions of the Issuer's 1993 Incentive Stock Option Plan (the "Plan") . The Plan is attached hereto as Exhibit D and its terms are incorporated herein by reference.

     The various rights, powers, duties and obligations of the partners in Winter Pond are as set forth in the Agreement of Limited Partnership, dated as of July 16, 1993 (the "Partnership Agreement"), of Winter Pond Partners, L.P. Winter Pond is managed and its business is conducted solely by its general partner. The general partner is given all of the rights and powers of a general partner under Delaware's limited partnership statute, including the right to acquire, vote and dispose of Common Stock.

The general partner is also designated as the "Tax Matters Partner" and given the right to make elections to adjust the basis of partnership property, as well as other elections, in his sole discretion. Distributions and allocations of profits and losses are to be made to the partners in proportion to their respective participation percentages. The form of the Partnership Agreement is attached hereto as Exhibit E and its terms are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated October 8, 1993, among Alexander M. Milley, Milley Management Incorporated, ELX
Limited Partnership, Cadmus Corporation, Winchester National,
Inc. and Winter Pond Partners, L.P.

     Exhibit B - ELXSI Corporation 1993 Incentive Stock Option
Plan Option Grant, dated September 8, 1993, granting a nonqualified stock option to Alexander M. Milley.

     Exhibit C - ELXSI Corporation 1993 Incentive Stock Option
Plan Option Grant, dated September 8, 1993, granting a qualified stock option to Alexander M. Milley.

     Exhibit D - ELXSI Corporation 1993 Incentive Stock Option
Plan (incorporated by reference to Annex B to ELXSI Corporation's
Definitive Proxy Statement, dated April 16, 1993, filed with the
Securities and Exchange Commission (File No. 0-11877)).

     Exhibit E - Form of Agreement of Limited Partnership, dated as of July 16, 1993, of Winter Pond Partners, L.P.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1993


                              MILLEY MANAGEMENT
                                INCORPORATED


/s/ Alexander M.  Milley      By:  /s/ Alexander M.  Milley
------------------------      -----------------------------
Alexander M. Milley,          Alexander M. Milley,
individually                  President



ELX LIMITED PARTNERSHIP       CADMUS CORPORATION



By:/s/ Alexander M. Milley    By:/s/ Alexander M. Milley
   -----------------------       -----------------------
Alexander M. Milley,          Alexander M. Milley,
Sole General Partner                    President

WINCHESTER NATIONAL, INC.     WINTER POND PARTNERS, L.P.



By:/s/ Alexander M. Milley    By:/s/ Alexander M. Milley
   -----------------------       -----------------------
Alexander M. Milley,          Alexander M. Milley,
President                     Sole General Partner